

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 17, 2006

Mr. Stuart Feiner
Executive Vice President,
General Counsel and Secretary
Inco Ltd.
145 King Street, Suite 1500
Toronto, Ontario M5H 4B7
Canada

> **Re: Inco Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 15, 2005**
> **Response Letter Dated February 3, 2006**
> **File No. 001-31446**

Dear Mr. Feiner:

We have reviewed your response letter and have the following comment. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2004

Note 15 Convertible Debt, page 156

1. We note your response and are continuing to consider your conclusion that the embedded conversion options associated with the Lyon Notes, Convertible Debentures, and Subordinated Convertible Debentures qualify as conventional convertible as that term is used in paragraph 4 of 00-19 and EITF 05-2.

2. We note your response indicates that you believe the conversion option qualifies for the scope exception in paragraph 11 of SFAS 133 since you believe the conversion feature is both indexed to your own stock and would be classified in stockholders' equity if freestanding. However, we note that one of the events that triggers the ability of the holder to convert is "if the trading price of the

Convertible Debenture or the Subordinated Convertible Debenture, as applicable over a specified period has fallen below 95 percent of the amount equal to our then prevailing common shares price time the applicable conversion rate." Please tell us how you concluded that this conversion feature meets the criteria of being "indexed solely to your common stock," and thus eligible for the paragraph 11(a) scope exception in SFAS 133. In this regard, it appears this feature may be considered indexed to an observable market, other than the market for your common stock, as noted in paragraph 5 of EITF 01-6. Please advise.

3.   We note you conclude that the liquidating damage provision associated with the registration rights was intended to represent the difference in the fair value between the registered and unregistered shares. Please provide us your analysis of how you concluded that the liquidating damage reasonably represents the difference in fair value. Please quantify in your analysis the maximum liquidating damage that could be assessed at the date your convertible instruments were issued.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jonathon Duersch at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief